UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42505

Huachen AI Parking Management Technology Holding Co., Ltd

(Translation of registrant’s name into English)

No. 6395 Hutai Road
Baoshan District, Shanghai, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 9, 2026, Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”) published a press release titled “Huachen AI Parking Management Technology Holding Co., Ltd Announces Strategic Cooperation with Beyinda Limited to Expand Precision Metal Components Market in China”. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated September 9, 2026, titled “Huachen AI Parking Management Technology Holding Co., Ltd. Announces Strategic Cooperation with Beyinda Limited to Expand Precision Metal Components Market in China”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2026	Huachen AI Parking Management Technology Holding Co., Ltd

	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer

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